November 19,
2018

Jennifer K. Simpson, Ph.D.
President and Chief Executive Officer
Delcath Systems, Inc.
1633 Broadway Suite 22C
New York, NY 10019

       Re: Delcath Systems, Inc.
           Registration Statement on Form S-3
           Filed October 24, 2018
           File No. 333-227970

Dear Dr. Simpson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed October 24, 2018

Registration Statement, page 1

1. Please tell us the status of the transaction that is the subject of your post-effective amendment filed April 20, 2018.
Incorporation by Reference, page 2

2.     Please specifically incorporate by reference the documents required by
Item 12(a)(3) to
       Form S-3. Also, revise to provide the disclosure required by Item 12(c)(2) to Form S-3.
Preferred Stock, page 7

3. Please address each series of preferred stock that you have designated. Also clarify whether shares in those series are registered for sale by this registration statement.
 Jennifer K. Simpson, Ph.D.
Delcath Systems, Inc.
November 19, 2018
Page 2
Signatures, page I-7

4. Please revise to include the Signatures page text required by Form S-3. Exhibits

5. Please file your auditor's consent to your use in this registration statement of its report regarding your financial statements appearing in the Form 10-K that you have incorporated by reference.
6. We note your disclosure regarding senior and subordinated debt securities on page 8 and your disclosure regarding more than one indenture on page 10. Please file the indentures covering the debt securities to be offered in transactions registered by this registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Caleb French at 202-551-6947 or Russell Mancuso, Legal Branch Chief, at
202-551-3617 with any questions.



                                                               Sincerely,
FirstName LastNameJennifer K. Simpson, Ph.D.
                                                               Division of
Corporation Finance
Comapany NameDelcath Systems, Inc.
                                                               Office of
Electronics and Machinery
November 19, 2018 Page 2
cc:       Jolie Kahn, Esq.
FirstName LastName